Exhibit (a)(5)(C)

EFiled: Sep 10 2015 05:44PM EDT Transaction ID 57846723 Case No. 11496-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

KIEN CHEN, on Behalf of Himself and All Others Similarly Situated,	C.A. No. -

Plaintiff, v.

MICHAEL G. BARRETT, PATRICK J. KERINS, ROBERT P. GOODMAN, THOMAS R. EVANS, ROSS B. LEVINSOHN, WENDA HARRIS MILLARD, JAMES A THOLEN, AOL INC., and MARS ACQUISITION SUB, INC.

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Kien Chen (“Plaintiff”), by his undersigned attorneys, for this Verified Class Action Complaint, alleges upon information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of the public stockholders of Millennial Media, Inc. (“Millennial” or the “Company”) against Millennial, the Company’s Board of Directors (the “Board” or the “Individual Defendants”), AOL Inc. (“AOL”), and Mars Acquisition Sub, Inc. (“Merger Sub”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair process that was tilted in favor of AOL (the “Proposed Acquisition”). Defendants announced on September 3, 2015, that the Board had agreed to sell Millennial to AOL, whereby AOL will acquire all of the outstanding common stock of Millennial for $1.75 per share in cash (the “Proposed Consideration”). The Proposed Acquisition, valued at approximately $238 million, undervalues Millennial and is marred by preclusive deal protections that effectively prevent the Company from receiving a superior offer.

2. Millennial is an independent mobile advertising marketplace that delivers products and services to advertisers and developers. Millennial offers advertisers a suite of solutions that allow them to reach and connect with their target audiences across screens—from smartphones, tablets, and other mobile devices to personal computers. Millennial also provides developers with tools and services that allow their software applications (or “apps”) to display video, banner ads, interactive rich media, and native ad formats. Through this relationship and access to Millennial’s platform, developers gain access to advertising campaigns from brand marketers and performance-based advertisers. In return, developers supply Millennial with space on their apps to deliver ads for their advertiser clients and provide Millennial with access to anonymous data associated with their apps and users.

3. Defendants have publicly admitted that mobile display and video advertising will grow from $3.8 billion in 2015 to $9.2 billion in 2018, a compound annual growth rate equal to an amazing 35%. Ad space on mobile phone apps will be a primary driver of this growth. In fact, studies show that 84% of mobile phone use is spent on mobile phone apps.

4. Millennial has positioned itself to substantially benefit from this industry boom. The Company has invested heavily in automated technology for mobile advertising and maintains a substantial footprint in mobile ad space. Millennial’s mobile ad space reaches over 670 million unique users worldwide and includes more than 65,000 apps. In fact, the Company expects its mobile advertisement revenues to grow 3.5% in fiscal 2015 compared to fiscal 2014. Even defendant Michael G. Barrett (“Barrett”), Millennial’s President and Chief Executive Officer (“CEO”), recognizes that the Company “ha[s] built a strong, comprehensive mobile ad marketplace, with what we believe are the right tools and talent to help meet the needs of our dynamic market . . . . ”

5. Unfortunately, defendants are attempting to prevent Millennial’s public stockholders from appreciating this upside, as the Individual Defendants decided to sell Millennial now, right as it is set to capitalize on an impending industry boom and its strong market position. In fact, as recently as August 8, 2015, Millennial’s stock traded above the deal price.

6. Additional factors further demonstrate that the Proposed Consideration is unfair. First, Millennial’s financials indicate that its current slump in stock price is temporary. For example, Millennial has beat consensus analyst estimates for adjusted earnings per share (“EPS”) and adjusted net income in each of the last four quarters, and has bested consensus analyst estimates for sales in three of the last four quarters. Second, at least one analyst has recently predicted a target price well above the offer price of $1.75. Canaccord Genuity has had a target price of $2 since August 31, 2015. Third, the average one-day premium to a target’s stock price for transactions valued between $100 million and $500 million in the last year in the internet software and services industry is about 49.2%. In comparison, the premium AOL is offering Millennial stockholders here is a mere 30.6%.

7. In order to lock up the Proposed Acquisition on these unfair terms, the defendants adopted numerous preclusive and onerous deal protection devices, which are set forth in the Agreement and Plan of Merger entered into on September 3, 2015 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) an exorbitant termination fee of more than $10 million if the Company accepts a competing bid; (ii) a no-solicitation clause; (iii) a three business-day matching rights period during which AOL can match any superior proposal received by the

Company; and (iv) a requirement that the Individual Defendants issue a press release reaffirming their recommendation in favor of the Proposed Acquisition upon AOL’s request.

8. In short, the Proposed Acquisition is designed to unlawfully divest Millennial’s public stockholders of the Company’s valuable assets for grossly inadequate consideration and allow Individual Defendants to reap the benefits of accelerated vesting of unvested stock and deferred compensation. To remedy defendants’ breaches of fiduciary duties and other misconduct, Plaintiff seeks injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for stockholders, or in the event the Proposed Acquisition is consummated recover damages.

THE PARTIES

9. Plaintiff is and has been a stockholder of Millennial at all times relevant hereto.

10. Millennial is a Delaware corporation with principal executive offices located at 2400 Boston Street, Suite 300, Baltimore, Maryland. Millennial is an independent mobile advertising marketplace that delivers products and services to advertisers and developers. Millennial offers advertisers a suite of solutions that allow them to reach and connect with their target audiences across screens—from smartphones, tablets, and other mobile devices to personal computers. Millennial also provides developers with tools and services that allow their apps to display video, banner ads, interactive rich media and native ad formats. Through this relationship and access to Millennial’s platform, developers gain access to advertising campaigns from brand marketers and performance-based advertisers. In return, developers supply Millennial with space on their apps to deliver ads for their advertiser clients and provide Millennial with access to anonymous data associated with their apps and users. As of December 31, 2014, Millennial had 636 employees. Upon completion of the Proposed Acquisition, defendant Merger Sub will merge with and into Millennial with Millennial surviving the merger as a wholly owned subsidiary of AOL.

11. Defendant Barrett is Millennial’s President, CEO, and a director and has been since January 2014.

12. Defendant Patrick J. Kerins is Millennial’s Chairman of the Board and has been since at least February 2014; lead director and has been since November 2013; and a director and has been since November 2009.

13. Defendant Robert P. Goodman is a Millennial director and has been since June 2009.

14. Defendant Thomas R. Evans is a Millennial director and has been since February 2014.

15. Defendant Ross B. Levinsohn is a Millennial director and has been since February 2014.

16. Defendant Wenda Harris Millard is a Millennial director and has been since May 2009.

17. Defendant James A. Tholen is a Millennial director and has been since May 2011.

18. Defendant AOL is a Delaware corporation with principal executive offices at 770 Broadway, New York, New York. Defendant AOL is a global media technology company with a worldwide audience and a suite of digital brands, products, and services that it offers to consumers, advertisers, publishers, and subscribers. Defendant AOL attracts and engages consumers by creating and offering high quality branded online digital content, products, and services and providing valuable advertising services on both its owned and operated properties and third-party websites.

19. Defendant Merger Sub is a Delaware corporation and wholly owned subsidiary of defendant AOL. Upon completion of the Proposed Acquisition, defendant Merger Sub will merge with and into Millennial and cease its separate corporate existence.

SUBSTANTIVE ALLEGATIONS

The Proposed Acquisition

20. On September 3, 2015, AOL issued press release (which Millennial posted on its website) announcing that the Individual Defendants had agreed to sell Millennial to AOL. Under the terms of the agreement, holders of Millennial common stock will receive $1.75 for each share of Millennial common stock they own. The all-cash transaction values Millennial at approximately $2.38 million. AOL’s September 3, 2015 press release stated, in relevant part:

AOL’s Suite of Publisher Offerings Will be Enhanced with a Leading Monetization Platform for App Developers with More than 65,000 Apps

NEW YORK, September 3, 2015 – AOL today announced its continued investment in cross platform programmatic technology for marketers and publishers by signing an agreement to acquire Millennial Media, Inc. (NYSE: MM), a leading end-to-end mobile platform, for $1.75 per share of Millennial Media common stock.

Following AOL’s recent acquisition by Verizon, which operates the nation’s largest and most reliable wireless network, and its global enterprise-level partnership with Microsoft, today’s announcement further strengthens AOL’s mobile capabilities and underlines its position as the first global mobile media technology company. AOL now operates scaled global content brands, a scaled global content delivery network, a scaled global programmatic advertising platform and a subscription services platform.

With the acquisition of Millennial Media, AOL will:

•	Add a leading supply-side platform for app monetization with over 65,000 apps to its publisher suite of offerings

•	Add significant mobile brand advertising scale across ONE by AOL

•	Have access to approximately 1 billion global active unique users and robust addressable and cross-screen targeting capabilities

•	Accelerate its mobile position in key international markets, including Singapore, Japan, UK, France and Germany

•	Add world-class engineering, sales and product talent that specialize in mobile to AOL

“AOL is well positioned as consumers spend more and more time on mobile devices, and as advertisers, agencies and publishers become more reliant on programmatic monetization tools,” said Bob Lord, President, AOL. “As we continue to invest in our platforms and technology, the acquisition of Millennial Media accelerates our competitive mobile offering in ONE by AOL and enhances our current publisher offering with an ‘all in’ monetization platform for app developers.”

“By joining AOL, we will be adding additional mobile expertise to AOL’s growing technology assets,” said Michael Barrett, President & CEO of Millennial Media. “I am excited by what this acquisition means for our shareholders, our employees and our partners.”

According to eMarketer, 69% of mobile ad spend will be bought and sold programmatically (more than $14 billion), and programmatic video will reach $4 billion by 2016.* Furthermore, Cowen & Company expects mobile display and video advertising to grow from approximately $3.8 billion in 2015 to $9.2 billion in 2018 at a compound annual growth rate of 35%.

Founded in 2006, Millennial Media is headquartered in Baltimore, MD and has additional U.S. offices in Atlanta, Boston, New York and San Francisco, and international offices in Hamburg, London, Paris, Singapore and Tokyo. Millennial Media’s portfolio of assets includes acquisitions of TapMetrics, Condaptive, Metaresolver, Jumptap and Nexage.

The transaction will take the form of a tender offer followed by a merger, with Millennial Media becoming a wholly owned subsidiary of AOL upon completion. The transaction is subject to customary regulatory approvals and other closing conditions, and is expected to close this fall.

21. Also on September 3, 2015, Millennial filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission wherein it disclosed the Merger Agreement. The Merger Agreement contains a number of draconian deal protection devices designed to preclude any competing bids for Millennial from emerging in the period following the announcement of the Proposed Acquisition, which effectively locked-up the deal in favor of AOL. As the Individual Defendants were duty bound to maximize stockholder value in connection with the Proposed Acquisition, the inclusion of these provisions, as detailed below, constitutes a further breach of their fiduciary duties.

22. Under the Merger Agreement, Millennial is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its stockholders. Specifically, section 6.4(a) of the Merger Agreement states, in pertinent part:

Section 6.4 Solicitation; Change of Recommendation.

(a) Except as otherwise provided for in this Agreement, the Company agrees that it and its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal and, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, not, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; (vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Restated Certificate of Incorporation or By-laws of the Company, inapplicable to any person other than Parent and its Affiliates or to any transactions constituting or contemplated by a Competing Proposal; or (vii) resolve or agree to do any of the foregoing. The Company shall promptly after the date hereof instruct each person that has executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a Competing Proposal or potential Competing Proposal with or for the benefit of the Company promptly to return to the Company or destroy all information, documents, and materials relating to the Competing Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of any confidentiality agreement with such person, and shall use reasonable best efforts to enforce, and not waive without Parent’s prior written consent, any standstill or similar provision in any confidentiality or other agreement with such person; provided that if the Company Board determines in good faith, after consultation with its outside legal advisors, that it would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law not to do so, the Company may waive any standstill or similar provisions in its agreements to the extent necessary to permit a person to make, on a confidential basis to the Company Board, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Parent and Acquisition Sub, in each case as contemplated by and subject to compliance with this Section 6.4.

23. Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision would require a potential acquirer to first make an unsolicited offer. Without access to non-public information, which the Company is prevented from offering under the Merger Agreement prior to the receipt of an offer that the Company reasonably expects to lead to a superior deal, no other bidders will emerge to make a superior proposal.

24. Even if the Company does receive an unsolicited competing bid, pursuant to Section 6.4(c) of the Merger Agreement, the Company must issue a press release that expressly reaffirms the Company’s recommendation in support of the Proposed Acquisition within four business days of AOL’s written request. AOL may make such a request up to twice for each competing bid. Pursuant to section 6.4(d), the Board is only excused from its obligation under section 6.4(c) if: (i) the Board’s fiduciary duties require it to change its recommendation; and (ii) before changing its recommendation, the Board notifies AOL of its intent to change its recommendation and allows AOL three business days to match the competing bid.

25. Furthermore, under sections 6.4(d) and 6.4(f) of the Merger Agreement, should it receive an unsolicited bid, the Company must notify AOL of the bidder’s offer and all changes thereto. Thereafter, should the Board determine that the unsolicited offer is superior, AOL is granted three business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s stockholders as the unsolicited offer. AOL will be able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage the Company has in receiving the unsolicited offer.

26. Also, pursuant to Section 8.3 of the Merger Agreement, Millennial must pay AOL an exorbitant $10,257,222 termination fee if it accepts a superior proposal. The termination fee represents more than 4% of the total equity value of the Proposed Acquisition and increases the amount that a competing bidder would have to offer to acquire the Company by at least $0.07 per share before it would even potentially qualify as a superior proposal under the Merger Agreement.

The Proposed Acquisition Undervalues Millennial

27. The Individual Defendants’ fiduciary duties require them to maximize stockholder value when entering into a change-in-control transaction such as the Proposed Acquisition. Here, however, the Individual Defendants’ eagerness to enter into an acquisition with AOL was not designed to obtain the maximum price for Millennial stockholders. As a result, the Company’s public stockholders have been, and will continue to be, denied the fair process and arm’s-length negotiated terms to which they are entitled to in a sale of their Company. Indeed, the

Proposed Consideration does not reflect the true inherent value of the Company as known to the Individual Defendants and AOL.

28. At the expense of the Company’s stockholders, the Individual Defendants sold the Company to AOL during a time that Millennial’s stock price is temporarily depressed, and therefore does not accurately reflect the true value of the Company. In fact, as recently as August 8, 2015, Millennial’s stock traded above the Proposed Consideration. Further, as defendants’ own press release announcing the Proposed Acquisition indicates, industry experts expect mobile display and video advertising to grow from $3.8 billion in 2015 to $9.2 billion in 2018 at a compound annual growth rate of 35%. Ad space on mobile phone apps will be a primary driver of this growth. Studies show that 84% of mobile phone use is spent on mobile phone apps.

29. Millennial has positioned itself to benefit substantially from this industry boom. The Company has invested heavily in automated technology for mobile advertising and maintains a substantial footprint in mobile ad space. In fact, Millennial’s mobile ad space reaches over 670 million unique users worldwide and includes more than 65,000 apps. Moreover, Millennial recently acquired Nexage, a leader in mobile supply-side platform and advertising exchange. The Company announced the acquisition via press release on September 23, 2014. According to the press release, Nexage’s offerings accelerate Millennial’s “leading position in mobile advertising” and are strong compliments to its “independent mobile advertising platform and vital programmatic marketplace.” In the Company’s press release dated December 4, 2014, regarding the completion of the acquisition, defendant Barrett, Millennial’s President and CEO, further explained the significance of Millennial’s acquisition of Nexage to Millennial’s future, stating:

The entire industry is facing a programmatic shift. Advertisers and publishers are moving toward automated channels to buy and sell measurable media, and Millennial Media is uniquely positioned to help them succeed. We cut our teeth as a full service network, so we understand the unique challenges of today’s mobile-centric publishers. Now, we have the technology and smarts to help them achieve those objectives with greater transparency and less friction.... The reaction we received from advertisers, publishers, and partners has been overwhelmingly positive. We are excited to formally welcome the Nexage team into the Millennial Media family.

Later, in the September 3, 2015 press release announcing the Proposed Acquisition, defendant Barrett reaffirmed his confidence in Millennial’s product offerings and market position, recognizing that the Company “ha[s] built a strong, comprehensive mobile ad marketplace, with what we believe are the right tools and talent to help meet the needs of our dynamic market. . . . ”

30. Millennial’s financials also indicate an impending turnaround for the Company. Notably, Millennial continues to see growth in its mobile advertisement revenues—the Company expects its mobile advertisement revenues to grow 3.5% in fiscal 2015 compared to fiscal 2014. Moreover, on March 9, 2015, Millennial issued a press release announcing its 2014 fourth quarter and full year financial results. According to that press release, Millennial’s revenue increased to $296.2 million for the full year 2014, compared to $259.2 million for the full year 2013. Defendant Barrett further commented on the Company’s improving condition:

Millennial Media ended 2014 on a high note. We successfully completed our acquisition of Nexage, added several key management personnel, and exceeded our fourth quarter revenue expectations.... Through these accomplishments, we’ve entered 2015 with a stronger, more complete set of tools to help us execute on our full-stack marketplace vision and make mobile simple for our partners. We’ve already begun inventory integrations to our owned and operated programmatic exchange, The Millennial Media Exchange powered by Nexage, which will enable hundreds of mobile ad buyers to transact with thousands of developers and publishers. Supported by the foundation of our managed media business, we expect to accelerate our programmatic platform capabilities and revenue production during 2015.

31. Defendant Barrett again touted Millennial’s improving situation and benefits from the Nexage acquisition on May 5, 2015, when the Company issued a press release announcing its first quarter 2015 financial results. Specifically, defendant Barrett commented:

Millennial Media is entering its second quarter with a strong foundation. First quarter results exceeded guidance across the board and we’re seeing early success through our Nexage integration.... Combined with solid revenues from our Managed Media business, the pieces of our owned and operated programmatic exchange are fully assembled and we’re executing on our full-stack, independent marketplace vision. We believe we are well positioned in the growing mobile ad ecosystem and expect to accelerate our programmatic platform capabilities and revenue production throughout 2015.

32. In fact, Millennial has beat consensus analyst estimates for adjusted EPS and adjusted net income in each of the last four quarters, and has bested consensus analyst estimates for sales in three of the last four quarters. Moreover, on August 10, 2015, the Company announced its financial results for the second quarter of its 2015 fiscal year. Among other things, Millennial announced that its gross margin increased to 43.9% and loss decreased to $0.11 per share, a substantial improvement from its results during the same time period last year of 40.2% gross margin and a loss of $0.14 per share.

33. With Millennial’s earning potential expected to grow substantially by 2018, the Proposed Consideration significantly undervalues Millennial’s growth potential and future revenue potential. As a result, stockholders will only receive $1.75 per share in the transaction.

34. Additional factors further demonstrate that the Proposed Consideration is too low. For example, at least one analyst has recently predicted a target price well above the offer price of $1.75. Canaccord Genuity has had a target price of $2 since August 31, 2015. In addition, the average one-day premium to a target’s stock price for transactions valued between $100 million and $500 million in the last year in the internet software and services industry is about 49.2%. In comparison, the premium AOL is offering Millennial stockholders here is a mere 30.6%

CLASS ACTION ALLEGATIONS

35. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of himself and all other public stockholders of Millennial that have been or will be harmed by defendants’ conduct described herein (the “Class”). Excluded from the Class are defendants and any individual or entity affiliated with any defendant.

36. This action is properly maintainable as a class action.

37. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, there were more than 141 million shares of Millennial common stock outstanding as of September 1, 2015.

38. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include the following:

(a) whether the Individual Defendants have breached their fiduciary duties of loyalty, good faith, and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonably available under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(c) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(d) whether AOL and Merger Sub aided and abetted any of the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Acquisition; and

(e) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Acquisition consummated.

39. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

40. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

41. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class.

42. Defendants have acted, or failed to act, on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

(Claim for Breach of Fiduciary Duties Against the Individual Defendants)

43. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

44. The Individual Defendants have violated the fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Millennial and have acted to put their personal interests ahead of the interests of Millennial stockholders.

45. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the other members of the Class of the true value of Millennial.

46. The Individual Defendants have violated their fiduciary duties by entering Millennial into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on Millennial’s stockholders.

47. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required and breached their duty of loyalty owed to the stockholders of Millennial because, among other reasons:

(a) they failed to take steps to maximize the value of Millennial to its public stockholders; and

(b) they failed to properly value Millennial and its various assets and operations.

48. Because the Individual Defendants control the business and corporate affairs of Millennial, and have access to private corporate information concerning Millennial’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Millennial that makes it inherently unfair for them to pursue and recommend the Proposed Acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

49. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary duties toward Plaintiff and the other members of the Class.

50. The Individual Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the Class.

51. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Millennial’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

52. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against AOL and Merger Sub)

53. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

54. Defendants AOL and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, Millennial provided, and AOL and Merger Sub obtained, sensitive, non-public information concerning Millennial and, thus, had unfair advantages that are enabling AOL to acquire the Company at an unfair and inadequate price.

55. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Millennial shares.

56. As a result, Plaintiff and the Class members are being irreparably harmed.

57. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff’s counsel as Lead Counsel;

B. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

C. To the extent that the Proposed Acquisition is consummated before this Court’s entry of final judgment, award rescissory damages;

D. Directing defendants to account to Plaintiffs and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

ANDREWS & SPRINGER, LLC
OF COUNSEL:
	By:	/s/ Peter B. Andrews
ROBBINS ARROYO LLP	Peter B. Andrews (Del. Bar No. 4623)
Brian J. Robbins, Esq.	Craig J. Springer (Del. Bar No. 5529)
Stephen J. Oddo, Esq.	3801 Kennett Pike,
600 B Street, Suite 1900	Building C, Suite 305
San Diego, CA 92101	Wilmington, DE 19807
(619) 525-3990	(302) 504-4957

LAW OFFICES OF BERNARD M. GROSS, P.C.	Counsel for Plaintiff
Deborah R. Gross, Esq.
100 Penn Square East, Suite 450
Philadelphia, PA 19107
(215) 561-3600

Counsel for Plaintiff

DATED: September 10, 2015

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